SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549





                                 FORM 11-K


     (Mark One)
     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


     For the period April 1, 1995 (inception) through December 31, 1995
                                    OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



     For the transition period from ______________to _____________




     Commission file number 1-8353



                    NUI CORPORATION SAVINGS AND INVESTMENT PLAN
                                        for
                          COLLECTIVE BARGAINING EMPLOYEES



                                  NUI Corporation
                                 550 Route 202-206
                                   P.O. Box 760
                        Bedminster, New Jersey  07921-0760












                                  NUI CORPORATION

                            SAVINGS AND INVESTMENT PLAN


                                        for

                          COLLECTIVE BARGAINING EMPLOYEES


                   FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995

                                   TOGETHER WITH

                                 AUDITORS' REPORT


                                  NUI CORPORATION

                            SAVINGS AND INVESTMENT PLAN

                                        for

                          COLLECTIVE BARGAINING EMPLOYEES

                           INDEX TO FINANCIAL STATEMENTS

                                 DECEMBER 31, 1995

                                                                   Page

     Report of Independent Public Accountants


     Financial Statements:

          Statement of Net Assets Available for Benefits            1

          Statement of Changes in Net Assets Available
           for Benefits for the Period April 1, 1995 (inception)    2
           through December 31, 1995

          Notes to Financial Statements                           3-6


     Supplemental Schedules:

          I  - Item 27a-Schedule of Assets Held for Investment
               Purposes at December 31, 1995                        7

          II - Item 27d-Schedule of Reportable Transactions
               for the Period  April 1, 1995 (inception)
               through December 31, 1995                            8




     All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Administrative Committee of the
     NUI Corporation Savings and Investment Plan for Collective Bargaining
     Employees:

     We have audited the accompanying statement of net assets available for benefits of the NUI Corporation Savings and Investment Plan for Collective Bargaining Employees ("Plan") as of December 31, 1995 and the related statement of changes in net assets available for benefits for the period from April 1, 1995 (inception) through December 31, 1995. These financial statements are the responsibility of the Plan's management.
     Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and the changes in net assets available for benefits for the period from April 1, 1995 (inception) through December 31, 1995, in conformity with generally accepted accounting principles.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
      The Fund Information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     June 27, 1996                                 ARTHUR ANDERSEN LLP
     New York, New York


                              NUI CORPORATION
                        SAVINGS AND INVESTMENT PLAN
                                        for
                          COLLECTIVE BARGAINING EMPLOYEES
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                          As of December 31, 1995

          ASSETS
          Investments at market value
             Wells Fargo Bank:
                 Insured Money Market Fund             $        67
                 Income Accumulation Fund                   35,204
                 Asset Allocation Fund                      23,478
                 Growth Stock Fund                          97,621
                 S&P 500 Stock Fund                        146,996
                 NUI Stock Fund                            142,070
                 Loans to Participants                       1,001
                                                           -------
          Net Assets Available for Benefits            $   446,437
                                                        ==========



               The accompanying notes to financial statements are an
                         integral part of this statement.


                                  NUI CORPORATION
                            SAVINGS AND INVESTMENT PLAN
                                        for
                          COLLECTIVE BARGAINING EMPLOYEES
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

        For the Period April 1, 1995 (inception) through December 31, 1995


                                            Insured
                                            Money      Income          Asset
                                            Market     Accumulation    Allocation
                                   Total    Fund       Fund            Fund


   Additions to Net Assets
   Attributable to:
    Investment Income:
          Net Appreciation
          (Depreciation)
          in Market Value of
          Investments           $ 22,534   $    -       $     -        $1,401
          Interest                   803       17           786             -
          Mutual Fund
          Income                  13,255        -             -           319
      Contributions:
          Participants'          329,811        -        35,024        20,057
          Employer's, Net         68,542        -             -             -
             Rollovers            17,570        -         1,757         1,757
                                  ------   ------       -------        ------
      Total Additions            452,515       17        37,567        23,534
                                 -------   ------       -------        ------


   Deductions from Net Assets
   Attributable to:
      Benefits Paid to
      Participants               (3,400)     (22)         (611)            -
      Expenses                   (2,678)       -          (268)         (183)
                               --------    -----       -------        ------
      Total Deductions           (6,078)     (22)         (879)         (183)
                               --------    -----       -------        ------

   Interfund Transfers               -        72        (1,484)          127
                               -------    ------       -------        ------
   Net Assets Available for
   Benefits at
      End of the Year         $446,437   $   67       $35,20  4     $ 23,478
                            =========     ======        ======      =======

                                  Growth         S&P 500    NUI Stock     Loans to
                                  Stock Fund    Stock Fund       Fund     Participants

   Additions to Net Assets
     Attributable to:
       Investment Income:
          Net Appreciation
          (Depreciation)in
          Market Value of
          Investments              $ (3,497)     $ 10,226     $ 14,404      $     -
       Interest                           -             -            -            -
       Mutual Fund Income             9,539         3,397            -            -
     Contributions:
       Participant's                 91,237       123,651       59,842            -
       Employer's net                     -             -       68,542            -
       Rollovers                      1,757        10,542        1,757            -
                                    -------       -------       ------         ----
          Total Additions            99,036       147,816      144,545            -

   Deductions from Net Assets
     Attributable to:
       Benefits Paid to
         Participants                  (137)       (1,239)      (1,391)           -
       Expenses                        (773)         (978)        (516)           -
                                    -------       -------       ------         ----
          Total Deductions             (870)       (2,217)      (1,907)           -
                                    -------       -------       ------         ----
   Interfund Transfers                 (545)        1,397         (568)       1,001
                                    -------       -------       ------        -----
   Net Assets Available for
      Benefits at End of
       the year                     $ 97,621       $146,996      $142,070    $1,001
                                     =======        =======       =======     =====

               The accompanying notes to financial statements are an
                          integral part of this statement



     NUI CORPORATION
     SAVINGS AND INVESTMENT PLAN
     for
     COLLECTIVE BARGAINING EMPLOYEES
     NOTES TO FINANCIAL STATEMENTS
     FOR THE PERIOD APRIL 1, 1995 (INCEPTION) THROUGH  DECEMBER 31, 1995


     1.   Summary Description of the Plan

          The NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the Plan) is a defined contribution plan established April 1, 1995 covering eligible employees of NUI Corporation and its subsidiaries (the Company). Eligible employees are those whose compensation and conditions of employment are covered by a collective bargaining agreement which calls for participation in the Plan, providing the employee has completed twelve months of service. The Plan conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description.

          The Plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participant contributions are matched at a rate of 25% of their "basic" contributions. Participants may make additional contributions of up to 4% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

          Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Growth Stock Fund, S&P 500 Stock Fund and the NUI Stock Fund, as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. Forfeitures during the year ended December 31, 1995 were $67.

          Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan up to a maximum of $50,000.

          The interest rate is the prime rate plus 1% at the time of the loan.
      The term of the loan cannot exceed five years, nor be less than one year.  If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution.  Loan repayments are credited


     to a participant's account based upon the participant's investment election for new contributions.

          Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan or completely discontinue contributions. Upon either of these two events, all employees would become 100% vested. Benefits would be distributed to participants upon termination of the Plan.


     2.   Significant Accounting Policies

          The financial statements have been prepared on the accrual basis of accounting.

          The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. The market value of the Insured Money Market Funds, and loans to participants is based on cost which approximates market value. The market value of the Income Accumulation Fund is determined in good faith and in the best judgment of the investment officers of Wells Fargo Bank, N.A. (Wells Fargo) in accordance with accepted accounting practices, applicable laws and regulations, and procedures formulated by Wells Fargo. The market value of the Asset Allocation, Growth Stock and S&P 500 Stock Funds is based on the Funds' published quotation. The market value of the NUI Stock Fund is based on published quotations of the Fund's underlying assets. Purchases and sales of assets are reflected on a trade-date basis. The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.







     The following is a summary of the share/unit values and shares/units outstanding as of December 31, 1995:

                                   Share/Unit     Shares/Units
                                      Value       Outstanding

          Income Accumulation Fund   $12.42               2,834
          Asset Allocation Fund      $11.75               1,998
          Growth Stock Fund          $13.86               7,043
          S&P 500 Stock Fund         $13.44              10,937
          NUI Stock Fund             $11.90              11,939


          In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1995.

          Recordkeeping, Investment Fund Election Changes and Loan fees are paid by the participants from their accounts. Investment Management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.


          Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Wells Fargo and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position to attempt to match the return of a stated benchmark.

     3.   Investment Funds

          Wells Fargo is the Trustee, Recordkeeper and Custodian of the Plan. Effective January 1, 1996, BZW Barclays Global Investors, N.A. acquired
     Wells Fargo and assumed these duties. The Plan consists of five separate investment funds (Investment Funds) as follows:

          Income Accumulation Fund - This fund seeks to provide a stable return while preserving value by investing in U.S. government and agency securities, and other short-term fixed-income securities.

          Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

          Growth Stock Fund - This fund seeks to provide investors an above-average rate of return by investing primarily in small and medium-sized companies whose growth rates in earnings and revenues are expected to be above average.

          S&P 500 Fund - This fund seeks to achieve a long-term total rate of return approximating the total rate of return of the stocks comprising the S&P 500 index.

          NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

          The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. The balance in this Fund of $67 represents Plan forfeitures which were unallocated as of December 31, 1995. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.


     4.   Federal Income Taxes


          The Internal Revenue Service issued a determination letter, dated November 20, 1995, stating that the Plan, as designed, met the requirements of Section 401 (a) of the Code and was exempt from taxation.

          Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.


                                                      Summit
                           Insured                    Trust
                           Money     Income           Company
                           Market    Accumulation     Shares        Participant
                           Fund      Fund             Fund          Loans             Total


     Investments at
      market value

     Insured Money
      Market Fund        $415,173   $          -    $    47,797      $      -         $   462,970

     Income
     Accumulation
     Fund                       -     13,423,920              -                        13,423,920

     Common Stock of
     NUI
     Corporation                -              -      11,625,225            -          11,625,225

     Common Stock of
     KCS
     Energy, Inc.               -              -       7,209,874            -           7,209,874

     Participant loans          -              -               -      655,385             655,385

     Participant
     deposits
     and other                  -         45,792          14,965            -              60,757
     receivables

     Accrued loans
     payable                    -         (9,000)              -            -              (9,000)

     Interfund
     transfers                  -         11,474         (11,474)           -                   -
                         --------        -------       ---------     --------          ----------

     Net Assets
     Available
     for Benefits        $415,173   $13,472,186     $18,886,387      $655,385         $33,429,131
                         ========    ==========      ==========       =======          ==========


     5.   Federal Income Taxes

          The Internal Revenue Service (IRS) issued a determination letter, dated June 16, 1986, stating that the Plan, as then designed, met the requirements of Section 401 (a) of the Internal Revenue Code (Code) and
     was exempt from taxation.  The Plan has been amended since receipt of the


     determination letter, and the Company has recently filed for a new
     determination letter.   The Plan's management believes that the Plan is
     currently designed and being operated in compliance with the requirements of Section 4O1 (a) of the Code. Therefore, the Plan's management believes that the Plan is qualified and the related trust is tax exempt.


          Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions. The Tax Reform Act of 1986 set certain limits on the amount of employee tax deferred contributions to such Plans.


     6.   Plan Amendments

          Effective January 1, 1995, the Company match to Participants investing in the NUI Stock Fund will be matched by the Company at 50% of their "basic contributions" of up to 6% of their annual base pay. Basic contributions invested in all other funds, will be matched by the Company at 40%.

          Effective June 1, 1995, the Plan was expanded to include the non-union employees of the Company's City Gas Company of Florida division.




     EIN #22-1869941                                          Schedule I
     PLAN #007

                                     NUI CORPORATION
                               SAVINGS AND INVESTMENT PLAN
                                        for
                          COLLECTIVE BARGAINING EMPLOYEES
                              ITEM 27a - SCHEDULE OF ASSETS
                              HELD FOR INVESTMENT PURPOSES
                                  AT DECEMBER 31, 1995


                      Description                     Current
    Identity of       of Investment     Shares/Units  Cost           Value
    Issue

    Wells Fargo
    Bank*
                     Insured Money
                     Market  Fund               -     $     67      $     67

                     Income
                     Accumulation Fund      2,834     $ 35,204      $ 35,204

                     Asset Allocation
                     Fund                   1,998     $ 22,100      $ 23,478

                     Growth Stock Fund      7,043     $101,222      $ 97,621

                     S & P 500 Stock
                     Fund                  10,937     $136,805      $146,996

                     NUI Stock Fund        11,939     $127,751      $142,070

  Participant        Loans, at
  Loans              Interest
                     Rate of 9.75%              -     $  1,001     $   1,001




       * Represents a party in interest for the period April 1, 1995 (inception) through December 31, 1995.



               The accompanying notes to financial statements are an
                          integral part of this schedule.


     EIN #22-1869941                                 Schedule II
     PLAN #007

                                  NUI CORPORATION
                            SAVINGS AND INVESTMENT PLAN
                                        for
                          COLLECTIVE BARGAINING EMPLOYEES
                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
        FOR THE PERIOD APRIL 1, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995



        Identity      Description    No. of     Purchase   No. of    Selling
        of Party       of Asset     Purchases      Price    Sales      Price

       Wells Fargo
             Bank*
                    Income
                    Accumulation
                    Fund               38      $ 36,649      11       $ 2,231

                    Asset
                    Allocation Fund    48      $ 22,473       2       $   396

                    Growth Stock
                    Fund               46      $103,337       5       $ 2,219

                    S&P 500 Stock
                    Fund               47      $137,205       2       $   434

                    NUI Stock Fund     42      $129,308       6       $ 1,643

                                                  Current
                                                  Value of
                                                  Asset on
   Identity         Description       Cost of     Transaction     Net Gain
   of Party         of Asset          Asset       Date            or (Loss)


  Wells Fargo
  Bank*             Income
                    Accumulation
                    Fund             $2,231       $2,231          $    -

                    Asset
                    Allocation
                    Fund             $  373       $  396          $   23

                    Growth
                    Stock Fund       $2,115       $2,219          $  104

                    S&P 500
                    Stock Fund       $  399       $  434          $   35

                    NUI Stock Fund   $1,558       $1,643          $   85


              *Represents a party in interest for the period April 1, 1995
                      (inception) through December 31, 1995.

               The accompanying notes to financial statements are an
                          integral part of this schedule.


                                    SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                               NUI CORPORATION


                                                            Richard J. O'Neill
                                                            Plan Administrator
     June 28, 1996


                                                               Robert F. Lurie
                                                                  Plan Sponsor
     June 28, 1996